EXHIBIT NO. EX99-12
                                                             -------------------

STRADLEY RONON STEVENS & YOUNG, LLP

Attorneys At Law        2600 One Commerce        Malvern,
                             Square            Pennsylvania
Telephone (215)         Philadelphia, PA     Cherry Hill, New
564-8000                   19103-7098             Jersey
Fax (215) 564-8120                         Wilmington, Delaware

                                              Limited Liability
                                                    Partnership

                                          August 27, 1999


Board of Directors
Vontobel Funds, Inc.
1500 Forest Avenue, Suite 223
Richmond, VA  23229

           Re: Agreement and Plan of Reorganization, Dated as of the 5th Day of August, 1999 (the "Agreement"), By and Between the Vontobel Funds, Inc., a Maryland corporation (the "Company"), on behalf of its series Vontobel Eastern European Debt Fund ("Acquiring Fund") and the Company, on behalf of its series, Vontobel International
           Bond Fund ("Acquired Fund")



Ladies and Gentlemen:

      You have requested our opinion as to certain federal income tax consequences of the reorganization of Acquired Fund which will consist of: (i) the acquisition by the Acquiring Fund of substantially all of the property, assets and goodwill of the Acquired Fund in exchange solely for shares of common stock, par value $0.01 per share, of the Acquiring Fund ("Acquiring Fund Shares"); (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund according to their respective interests; and (iii) the subsequent dissolution of the Acquired Fund as soon as practicable after the closing (the "Reorganization"), all upon and subject to the terms and conditions of the Agreement.

      In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization, dated as of the 5th day of August, 1999, by and between the Acquiring Fund and the Acquired Fund ("Agreement"), (b) the proxy materials provided to stockholders of the Acquired Fund in connection with the Special Meeting of Stockholders of the Acquired Fund held on August 25, 1999, (c) certain representations concerning the Reorganization made to us by the Acquiring Fund and the Acquired Fund in a letter dated August 25, 1999 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

      For purposes of this opinion, we have assumed that the Acquired Fund on the effective date of the Reorganization satisfies, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

      Under  regulations  to be prescribed  by the  Secretary of Treasury  under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code
where  a  bond  is  transferred   in  an  exchange   qualifying  as  a  tax-free
reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

      Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Maryland, the Agreement and the Representation Letter, it is our opinion that:

      1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Code, and Acquired Fund and Acquiring
Fund will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

      2. No gain or loss will be recognized by Acquired Fund upon the transfer of all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to Section 1276 of the Code.

      3. No gain or loss will be recognized by Acquiring Fund upon the receipt by it of all of the assets of Acquired Fund in exchange solely for Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

      4. The basis of the assets of Acquired Fund received by Acquiring Fund will be the same as the basis of such assets to Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

      5. The holding period of the assets of Acquired Fund received by Acquiring Fund will include the period during which such assets were held by Acquired Fund pursuant to Section 1223(2) of the Code.

      6. No gain or loss will be recognized by the stockholders of Acquired Fund upon the exchange of their Acquired Fund Shares for Acquiring Fund Shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

      7. The basis of the Acquiring Fund Shares received by the stockholders of Acquired Fund (including fractional shares to which they may be entitled) will be the same as the basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

      8. The holding period of the Acquiring Fund Shares received by the stockholders of Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset on the effective date of the Reorganization, pursuant to
Section 1223(1) of the Code.

      9. Acquiring Fund will succeed to and take into account as of the date of the proposed transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

      Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

      Our opinion is conditioned upon the performance by Acquiring Fund and Acquired Fund of their undertakings in the Agreement and the Representation Letter.

      This opinion is being rendered to Acquiring Fund and Acquired Fund and may be relied upon only by such funds and the stockholders of each.



                          Very truly yours,

                          STRADLEY, RONON, STEVENS & YOUNG, LLP



                          By: /s/ William P. Zimmerman
                                William P. Zimmerman, a Partner